EXHIBIT 12.1
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                          MACDERMID, INCORPORATED
     RATIO OF EARNINGS TO FIXED CHARGES-CONTINUING OPERATIONS
                         (DOLLARS IN THOUSANDS)
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                FOR THE SIX
                MONTHS ENDED
                SEPTEMBER 30,         FOR THE YEAR ENDED MARCH 31,

                 1998    1997     1998     1997     1996     1995     1994
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
Fixed Charges:

Total Interest
Accrued         $ 4,276  $ 3,208  $ 7,103  $ 6,611  $ 4,005  $ 1,844  $ 1,103

Interest factor
in lease rentals  1,000      942    1,990    1,884    2,228    1,639    1,579

Fixed Charges    $5,276   $4,150   $9,903   $8,495   $6,233   $3,483   $2,682

Earnings &
Adjusments

Income (loss)
from continuing
operations
before
income taxes    $25,684  $23,483  $48,106  $38,717  $23,621  $18,147  $12,424

Add (Deduct):

Depreciation and
Amortization      2,920    2,873    5,832    5,463    4,525    4,349    4,596

Amortization of
Goodwill          2,861    2,453    5,410    4,787    3,307      685    1,011

Noncash charges

Income from
unconsolidated
joint ventures     (300)

Cash distributions
from joint ventures

Fixed charges,
above
Capitalized
interest          5,276    4,150    9,093    8,495    6,233    3,483    2,682

Amortization of
previously
capitalized
interest

Adjusted
Earnings        $36,441  $32,959  $68,441  $57,462  $37,686  $26,664  $20,713

Ratio of
Earnings to
Fixed Charges    6.91:1   7.94:1   7.53:1   6.76:1   6.05:1   7.66:1   7.72:1



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